March 16, 2026

James E. Galeese
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

       Re: LSI Industries, Inc.
           Form 10-K for the Year Ended June 30, 2025
           Filed September 11, 2025
           File No. 000-13375
Dear James E. Galeese:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing